Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 16 DATED APRIL 7, 2021
TO THE PROSPECTUS DATED APRIL 29, 2020

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2020, as supplemented by Supplement No. 1 dated May 5, 2020, Supplement No. 2 dated May 21, 2020, Supplement No. 3 dated June 2, 2020, Supplement No. 4 dated July 8, 2020, Supplement No. 5 dated August 5, 2020, Supplement No. 6 dated August 18, 2020, Supplement No. 7 dated September 2, 2020, Supplement No. 8 dated October 6, 2020, Supplement No. 9 dated November 5, 2020, Supplement No. 10 dated November 17, 2020, Supplement No. 11 dated December 2, 2020, Supplement No. 12 dated January 6, 2021, Supplement No. 13 dated February 5, 2021, Supplement No. 14 dated March 5, 2021 and Supplement No. 15 dated March 15, 2021. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•our daily net asset value, or NAV, per share for our common stock for the month of March 2021;
•the limit on redemptions pursuant to our share redemption plan for the second quarter of 2021; and
•updates on the impact of COVID-19 on our operations.

Historical NAV per Share

The following table sets forth the NAV per share for the Class A, Class I, Class T, Class D and Class N shares of our common stock on each business day for the month of March 2021. There were no Class S, Class M-I or Class T2 shares of our common stock outstanding during this period.

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share	NAV per Class D Share*	NAV per Class N Share**
March 1, 2021	$14.55	$14.64	$14.59	$14.62	$14.59
March 2, 2021	$14.54	$14.63	$14.58	$14.60	$14.58
March 3, 2021	$14.54	$14.63	$14.58	$14.60	$14.58
March 4, 2021	$14.52	$14.61	$14.56	$14.59	$14.56
March 5, 2021	$14.54	$14.63	$14.58	$14.60	$14.58
March 8, 2021	$14.55	$14.64	$14.59	$14.62	$14.59
March 9, 2021	$14.56	$14.64	$14.59	$14.62	$14.59
March 10, 2021	$14.57	$14.66	$14.61	$14.63	$14.61
March 11, 2021	$14.58	$14.67	$14.62	$14.65	$14.62
March 12, 2021	$14.61	$14.69	$14.64	$14.67	$14.64
March 15, 2021	$14.62	$14.71	$14.66	$14.69	$14.66
March 16, 2021	$14.61	$14.70	$14.65	$14.68	$14.65
March 17, 2021	$14.61	$14.70	$14.65	$14.68	$14.65
March 18, 2021	$14.60	$14.68	$14.64	$14.66	$14.63
March 19, 2021	$14.57	$14.66	$14.61	$14.63	$14.61
March 22, 2021	$14.58	$14.67	$14.62	$14.64	$14.61
March 23, 2021	$14.57	$14.66	$14.61	$14.63	$14.61
March 24, 2021	$14.57	$14.65	$14.60	$14.62	$14.60
March 25, 2021	$14.58	$14.67	$14.62	$14.64	$14.61
March 26, 2021	$14.60	$14.69	$14.64	$14.66	$14.64
March 29, 2021	$14.60	$14.68	$14.63	$14.65	$14.63
March 30, 2021	$14.60	$14.69	$14.64	$14.66	$14.64
March 31, 2021	$14.59	$14.67	$14.62	$14.64	$14.62

*Class D shares are currently being offered pursuant to a private placement offering.
**Class N shares are not available for purchase except through our distribution reinvestment plan.

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined.

Share Redemption Plan Limit

For the quarter ended June 30, 2021, the limit for redemptions pursuant to our share redemption plan is $18,352,425.

Impact of COVID-19

The coronavirus (COVID-19) pandemic has had, and is expected to continue to have, a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. We are closely monitoring the impact of the coronavirus pandemic on all aspects of our investments and operations, including how it will impact our tenants and business partners. While we have not incurred significant disruptions in our operations from the coronavirus since it began in March 2020, the extent to which the coronavirus impacts our investments and operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence. These developments include the duration of the outbreak, the impact of the global vaccination effort, the impact of government stimulus, new information that may emerge concerning the severity of the coronavirus, and actions taken by federal, state and local agencies as well as the general public to contain the coronavirus or treat its impact, among others. Authorities have implemented numerous measures to try to contain and mitigate spread of COVID-19. These measures have caused significant economic disruption as well as disruption and volatility in global capital markets, which could worsen.

During March 2021, our NAV per share increased approximately 0.2% - 0.3% for each share class. This increase is primarily attributable to an approximate 2.8% increase in the value of our real estate equity securities portfolio.

Our property portfolio is diversified across the four primary sectors of commercial real estate: office, industrial, retail and apartment. Among these four sectors, retail is widely considered to be the sector that will be most impacted by the coronavirus pandemic. The retail properties we own are grocery-anchored and contain a number of tenants that are considered essential and thus our retail properties are potentially more resilient that other subsectors within retail.

During this pandemic, we have been actively engaged with our independent valuation advisor, providing frequent updates regarding our rent collections and other factors about our properties, including updates to property cash flows, projected credit losses, lease-up times, discount rates and market rent growth rates. In accordance with our valuation policies as approved by our board of directors, changes in value are integrated into our NAV as soon as they are made available to us.

Our entire property portfolio remains stable with collections of 99.8%, 98.8% and 99.8% of our contractual rental revenues for January, February and March 2021, respectively. Collections for January, February and March 2021, with end of month occupancy, by property type, are as follows:

January 2021:
•Office – 94% occupied and 100.0% collected
•Industrial – 100% occupied and 100.0% collected
•Retail – 97% occupied and 99.6% collected
•Apartment – 99.0% occupied and 99.4% collected

February 2021:
•Office – 94% occupied and 100.0% collected
•Industrial – 100% occupied and 100.0% collected
•Retail – 97% occupied and 96.6% collected
•Apartment – 98.7% occupied and 99.2% collected

March 2021:
•Office – 94% occupied and 100.0% collected
•Industrial – 100% occupied and 100.0% collected
•Retail – 97% occupied and 99.6% collected
•Apartment – 99.0% occupied and 99.5% collected

Our commercial properties (office, industrial and retail) are occupied by a diverse mix of tenants. As of March 31, 2021, our weighted average remaining lease term for our commercial properties was 4.5 years. With respect to our commercial and residential tenants who have been affected by COVID-19 and who did not pay rent, we continue to work with them to recoup such rent and bring their leases current. During the month of March 2021, we entered into one new agreements with a tenant that included an immaterial amount of abatement of rent. From the beginning of the pandemic through March 31, 2021, we entered into agreements with nine of our tenants that included abatement of rent amounting to approximately 0.2% of the annual contractual rent for the entire property portfolio, and/or deferral of rent amounting to approximately 1.1% of the annual contractual rent for the entire property portfolio. For tenants with whom we have agreed to deferral of past due rent, such deferred rent is scheduled to be fully paid by July 2021, and all such deferred rent that has become due under the deferral agreements as of March 31, 2021 has been paid.